UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report: February 13, 2018

Nationstar Mortgage Holdings Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35449	45-2156869
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

8950 Cypress Waters Boulevard

Coppell, Texas 75019

(Address of Principal Executive Offices)

(469) 549-2000

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Merger

The Merger

On February 12, 2018, Nationstar Mortgage Holdings Inc., a Delaware corporation (“Nationstar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WMIH Corp., a Delaware corporation (“WMIH”), and Wand Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of WMIH (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Nationstar (the “Merger”), with Nationstar continuing as the surviving corporation and a wholly-owned subsidiary of WMIH. The board of directors of Nationstar has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of Nationstar’s common stock issued and outstanding immediately prior to the Effective Time (other than shares owned, directly or indirectly, by Nationstar, WMIH or Merger Sub or by any Nationstar stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) will be converted into the right to receive, at the election of the holder of such share, (i) $18.00 per share in cash, without interest, or (ii) 12.7793 shares of validly issued, fully paid and nonassessable shares of WMIH common stock, par value $0.00001 per share (“WMIH Common Stock”), subject in each case to pro rata cutbacks to the extent cash or stock is oversubscribed (the “Merger Consideration”). The aggregate amount of cash to be issued as Merger Consideration in the Merger will be $1,225,885,248. Nationstar stockholders must make a cash or stock election at least three business days prior to the closing date, and election forms will be mailed at least twenty business days prior to the election deadline.

Treatment of Company Equity Awards

Pursuant to the Merger Agreement, immediately prior to the Effective Time, subject to certain exceptions, (i) each then-outstanding share of Nationstar restricted stock will automatically vest in full and be converted into the right to receive the Merger Consideration, in the form of cash or WMIH Common Stock as elected by the holder thereof, and (ii) each then-outstanding Nationstar restricted stock unit, whether vested or unvested, will automatically vest in full, be assumed by WMIH and converted into a WMIH restricted stock unit entitling the holder thereof to receive upon settlement the Merger Consideration, as elected by the holder, as described above with respect to shares of Nationstar restricted stock, with such payment of cash or delivery of WMIH Common Stock as soon as practicable but no later than three business days after the Effective Time.

Conditions to the Merger

The consummation of the Merger is subject to various conditions, including the following mutual conditions to the obligations of the parties: (i) the adoption of the Merger Agreement by the holders of a majority of Nationstar’s outstanding common stock; (ii) the approval of the issuance of WMIH Common Stock in the Merger (the “WMIH Share Issuance”) by a majority of all votes cast by holders of outstanding shares of WMIH Common Stock and preferred stock (voting on an as-converted basis in accordance with WMIH’s amended and restated certificate of incorporation); (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) obtaining required regulatory approvals as specified in the schedules to the Merger Agreement without the imposition of a burdensome condition that would have a material adverse effect on Nationstar and its subsidiaries, taken as a whole, following the Merger (“Burdensome Condition”); (v) the effectiveness of a registration statement on Form S-4 relating to the Merger; (vi) the approval for listing the WMIH Common Stock issuable in the Merger on the NASDAQ Global Select Market, subject to official notice of issuance; (vii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (viii) subject to specified materiality standards, the continuing accuracy of certain representations and warranties of each party; and (ix) performance by each party in all material respects with its covenants. The receipt of a tax opinion from WMIH’s tax advisor that there should not have been an “ownership change” (within the meaning of Section 382(g) of the Internal Revenue Code) since March 19, 2012, and the Merger, taken together with the other transactions contemplated by the Merger Agreement and occurring on the closing date, should not result in such an ownership change, is a condition to the obligations of Nationstar to consummate the Merger. The closing of the Merger is not subject to a financing condition.

Representations, Warranties and Covenants

Nationstar has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (ii) not to engage in specified types of transactions during this period unless agreed to in writing by WMIH, whose consent cannot be unreasonably withheld, conditioned or delayed; (iii) to convene and hold a meeting of its stockholders for the purpose of the adoption of the Merger Agreement by Nationstar’s stockholders; and (iv) subject to certain exceptions, to include the recommendation of the board of directors of Nationstar that its stockholders approve the adoption of the Merger Agreement in its proxy statement for the foregoing stockholders’ meeting. Each of the parties has agreed to use their reasonable best efforts to cause the Merger to be consummated, including obtaining required regulatory approvals, provided that neither WMIH nor any of its affiliates will be required to agree to or accept a Burdensome Condition.

Non-Solicitation, Termination and Termination Fee

The Merger Agreement contains certain customary non-solicitation provisions that, in general and subject to certain exceptions, restrict Nationstar’s ability to solicit Company Acquisition Proposals (as defined in the Merger Agreement) from third parties and to provide information to and engage in discussions or negotiations with third parties regarding Company Acquisition Proposals. Prior to the adoption of the Merger Agreement by Nationstar’s stockholders, the Nationstar board of directors may in certain circumstances withhold, withdraw, qualify or modify its recommendation that Nationstar’s stockholders adopt the Merger Agreement, subject to complying with notice and other specified conditions, including giving WMIH the opportunity to propose revisions to the Merger Agreement during a match right period.

The Merger Agreement contains certain termination rights for Nationstar and WMIH, including the right of Nationstar to terminate the Merger Agreement to accept a Company Superior Proposal (as defined in the Merger Agreement) after complying with certain requirements. In connection with the termination of the Merger Agreement under specified circumstances, Nationstar may be required to pay to WMIH a termination fee of $65 million, or WMIH may be required to pay to Nationstar a termination fee of either $65 million or $125 million. If the Merger Agreement is terminated following a failure to obtain the required stockholder approval of the WMIH Share Issuance, WMIH must pay Nationstar approximately $29.4 million as compensation for Nationstar’s fees and expenses incurred in connection with the negotiation of the Merger Agreement. Further, if WMIH enters into a definitive agreement with respect to or consummates an acquisition within 12 months after the Merger Agreement is terminated under circumstances where WMIH must compensate Nationstar for its expenses, WMIH must pay Nationstar a fee of approximately $18.6 million. In addition, either party may terminate the Merger Agreement if the Merger is not consummated on or before November 12, 2018 (the “End Date”), provided that the End Date may be extended by either party for up to 90 days to the extent all closing conditions capable of being satisfied at such time have been satisfied other than the condition to obtain required regulatory approvals.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information regarding Nationstar, WMIH or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Nationstar’s public disclosures.

Voting Agreements

Concurrently with the execution of the Merger Agreement, KKR Wand Investors Corporation, KKR Wand Holdings Corporation and certain of WMIH’s directors and executive officers entered into voting and support agreements (the “Voting Agreements”) with Nationstar, pursuant to which, among other things, such stockholders of WMIH have agreed to vote their shares of WMIH common and preferred stock in favor of the WMIH Share Issuance. The foregoing summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreements, which are attached hereto as Exhibits 10.1 through 10.7, respectively, and are incorporated by reference into this Item 1.01. Concurrently with the execution of the Merger Agreement, FIF HE Holdings LLC (“Fortress”) entered into a voting and support agreement with WMIH, pursuant to which, among other things, Fortress has agreed to vote its shares of Nationstar common stock in favor of the Merger and the adoption of the Merger Agreement.

Fortress Side Letter

Concurrently with the execution of the Merger Agreement, Fortress entered into a letter agreement (the “Fortress Side Letter”) with Nationstar, pursuant to which, among other things, Fortress agreed to elect to receive cash Merger Consideration with respect to no less than 50% of its shares in Nationstar. The foregoing summary of the Fortress Side Letter does not purport to be complete and is subject to, and qualified in its entirety by, the Fortress Side Letter, which is attached hereto as Exhibit 10.8 and is incorporated by reference into this Item 1.01.

Item 5.02(e). Compensatory Arrangements of Certain Officers

Severance Pay Agreements

On February 12, 2018, Nationstar entered into Severance Pay Agreements with certain executives, including Jay Bray, Tony Ebers, Mike Rawls and Amar Patel, each of whom is a named executive officer. These agreements provide for certain payments and benefits upon a termination of the executive’s employment by Nationstar without Cause or by the executive for Good Reason (as both capitalized terms are defined therein) that occurs within 12 months following the effective time of a change in control (including the Merger), subject to the execution of a release of claims against Nationstar and compliance with restrictive covenants. These payments and benefits include (i) cash severance equal to the sum of (a) 12 months base salary (18 months, in the case of Mr. Bray) plus (b) 100% of the executive’s annual bonus for the prior year, paid in installments over the 12 months following termination and (ii) continuation of medical coverage at active employee rates for 12 months after the termination date or, if earlier, until the executive becomes eligible for another medical benefits program. The Severance Pay Agreements include restrictive covenants requiring the executive to maintain the confidentiality of company information at any time (including after his employment ends), and, for one (1) year following any termination of employment, comply with provisions regarding non-competition (18 months, in the case of Mr. Bray), customer and client noninterference and non-solicitation and employee non-solicitation.

The foregoing description of the Severance Pay Agreements is qualified in its entirety by reference to the full agreements with our named executive officers, which will be filed as exhibits to Nationstar’s Annual Report on Form 10-K for the year ended December 31, 2017.

Retention Agreements

On February 12, 2018, Nationstar entered into Retention Bonus Agreements with certain executives, including Jay Bray, Tony Ebers, Mike Rawls and Amar Patel, each of whom is a named executive officer. The Retention Bonus Agreements with the named executive officers each provide for the potential to receive cash bonus payments (the “Retention Amount”) in connection with a change in control transaction (including the Merger) in amounts based on a percentage of the final transaction value. No bonuses are payable if a minimum transaction value is not achieved, and the percentages of transaction value paid varies if threshold, target or maximum transaction values are achieved. The Retention Amounts will be paid (i) 50% at the effective time of the change in control transaction and (ii) 50% on the six-month anniversary of the effective time of the change in control transaction. Receipt of payment is subject to the executive’s employment with Nationstar on each payment date, provided, that if the executive’s employment is terminated by Nationstar without Cause or by the executive for Good Reason (as both capitalized terms are defined in the Retention Agreement) prior to the payment date, the executive will remain eligible for receipt of any unpaid Retention Amount subject to the execution of a release of claims against Nationstar. The agreement also includes restrictive covenants requiring the executive to maintain the confidentiality of company information. The agreement will terminate without any payment due if a change in control is not consummated on or before December 31, 2019. The potential bonus amounts payable will vary based on the total transaction value. While the actual Retention Amounts will not be determined until the effective time of the Merger, at the target transaction value, 0.5% of the transaction value would be payable to all employees covered by such form of Retention Bonus Agreement, with such amount payable 35% to Mr. Bray, 14% to Messrs. Ebers and Patel, and 12% to Mr. Rawls.

The foregoing description of the Retention Bonus Agreements is qualified in its entirety by reference to the full agreements with our named executive officers, which will be filed as an exhibit to Nationstar’s Annual Report on Form 10-K for the year ended December 31, 2017.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WMIH and Nationstar. WMIH intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of WMIH and Nationstar and a prospectus of WMIH, and each party will file other documents regarding the proposed transaction with the SEC. Any definitive proxy statement(s)/prospectus(es) will also be sent to the stockholders of WMIH and/or Nationstar, as applicable, seeking any required stockholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of WMIH and Nationstar are urged to carefully read the entire registration statement(s) and proxy statement(s)/prospectus(es), when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by WMIH and Nationstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by WMIH may be obtained free of charge from WMIH at www.wmih-corp.com, and the documents filed by Nationstar may be obtained free of charge from Nationstar at www.nationstarholdings.com.    Alternatively, these documents, when available, can be obtained free of charge from WMIH upon written request to WMIH Corp., 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104, Attn: Secretary, or by calling (206) 922-2957, or from Nationstar upon written request to Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Dallas, TX 75019, Attention: Corporate Secretary, or by calling (469) 549-2000.

WMIH and Nationstar and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of WMIH and/or Nationstar, as applicable, in favor of the approval of the merger. Information regarding WMIH’s directors and executive officers is contained in WMIH’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017 and its Proxy Statement on Schedule 14A, dated April 18, 2017, which are filed with the SEC. Information regarding Nationstar’s directors and executive officers is contained in Nationstar’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, and its Proxy Statement on Schedule 14A, dated April 11, 2017, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement(s) and the proxy statement(s)/prospectus(es) and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, WMIH’s and Nationstar’s expectations or predictions of future financial or business performance or conditions. All statements other than statements of historical or current fact included in this communication that address activities, events, conditions or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and these statements are not guarantees of future performance. Forward-looking statements may include the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “strategy,” “future,” “opportunity,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in WMIH’s Form 10-K for the year ended December 31, 2016 under Risk Factors in Part I, Item 1A and Nationstar’s Form 10-K for the year ended December 31, 2016 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and WMIH and Nationstar believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither WMIH nor Nationstar is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law. Readers should carefully review the statements set forth in the reports, which WMIH and Nationstar have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in WMIH’s and Nationstar’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by shareholders of WMIH and Nationstar on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks associated with investing in real estate assets and changes in interest rates; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; macroeconomic factors beyond WMIH’s or Nationstar’s control; risks related to WMIH’s or Nationstar’s indebtedness and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc., WMIH Corp. and Wand Merger Corporation*

10.1	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc., KKR Wand Investors Corporation and KKR Wand Holdings Corporation

10.2	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and Thomas L. Fairfield

10.3	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and Diane B. Glossman

10.4	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and William C. Gallagher

10.5	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and Michael J. Renoff

10.6	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and Michael L. Willingham

10.7	Voting and Support Agreement, dated as of February 12, 2018, among Nationstar Mortgage Holdings Inc. and Steven D. Scheiwe

10.8	Letter Agreement, dated as of February 12, 2018, among FIF HE Holdings LLC and Nationstar Mortgage Holdings Inc.

*	The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request by the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nationstar Mortgage Holdings Inc.

By:	/s/ Amar Patel
Amar Patel
Chief Financial Officer

Date: February 13, 2018